SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C.  20549

                                    SCHEDULE 13D
                                    ------------
                                   (RULE 13D-101)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)

                                  BARNES GROUP INC.
                                  -----------------
                                  (Name of Issuer)

                       Common Stock, par value $0.01 per share
                       ---------------------------------------
                           (Title of Class of Securities)


                                     067806-10-9
                                     -----------
                                   (CUSIP Number)


           William V. Grickis, Jr., Barnes Group Inc., 123 Main St., P. O.
           ---------------------------------------------------------------
                 Box 489, Bristol, CT  06011-0489, Tel. 860/583-7070
                 ---------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)


                                   April 10, 1997
                 ---------------------------------------------------
               (Date of Event Which Requires Filing of This Statement


               If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3), check the following box:[ ]

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                                 (Page 1 of 4 Pages)

                                    SCHEDULE 13D
                                    ------------
           CUSIP NO.:  067806-10-9
           --------------------------------------------------------------
          | 1  |NAME OF REPORTING PERSONS                                |
          |    |S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON.      |
          |    |                   Thomas O. Barnes                      |
          |    |                   SS# ###-##-####                       |
          |----|---------------------------------------------------------|
          | 2  |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         |
          |    |................................................  a.[  ] |
          |    |................................................  b.[  ] |
          |----|---------------------------------------------------------|
          | 3  |SEC USE ONLY                                             |
          |----|---------------------------------------------------------|
          | 4  |SOURCE OF FUNDS                                          |
          |    |                   OO.PF                                 |
          |----|---------------------------------------------------------|
          | 5  |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED |
          |    |PURSUANT TO ITEMS 2(d) or 2(e)                      [  ] |
          |----|---------------------------------------------------------|
          | 6  |CITIZENSHIP OR PLACE OF ORGANIZATION                     |
          |    |                   United States                         |
          |--------------------------------------------------------------|
          |NUMBER OF SHARES| 7 | SOLE VOTING POWER                       |
          |                |   |   190,441                               |
          |--------------------------------------------------------------|
          |BENEFICIALLY    |   |                                         |
          |OWNED BY EACH   | 8 | SHARED VOTING POWER                     |
          |REPORTING       |   |    1,020                                |
          |--------------------------------------------------------------|
          |PERSON WITH     | 9 |SOLE DISPOSITIVE POWER                   |
          |                |   |    77,962                               |
          |--------------------------------------------------------------|
          |                |10 |SHARED DISPOSITIVE POWER                 |
          |                |   |    134,535                              |
          |--------------------------------------------------------------|
          | 11 |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING    |
          |    |PERSON             216,764                               |
          |----|---------------------------------------------------------|
          | 12 |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   |
          |    |CERTAIN SHARES......................................[  ] |
          |----|---------------------------------------------------------|
          | 13 |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       |
          |    |                   3.2%                                  |
          |----|---------------------------------------------------------|
          | 14 |TYPE OF REPORTING PERSON                                 |
          |    |                   IN                                    |
           ---------------------------------------------------------------

                                 (Page 2 of 4 Pages)

               This Amendment No. 1 to Schedule 13D is being filed on behalf of Thomas O. Barnes (the "Reporting Person") with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Barnes Group Inc., a Delaware corporation (the "Company").


          Item 5              Interest in Securities of the Issuer.
          ---------------------------------------------------------

               On February 1, 1994, Mr. Wallace Barnes, the father of the reporting person, executed a Durable Power of Attorney granting to the Reporting Person full authority to appear and vote, and otherwise act as the proxy or representative of Mr. Wallace Barnes at all meetings of the Company's stockholders. The Durable Power of Attorney related to all shares of Common Stock entitled to be voted by Mr. Wallace Barnes at such meetings, except for shares entitled to be voted by Mr. Wallace Barnes in his capacity as a fiduciary. On April 10, 1997, Mr. Wallace Barnes issued a letter to the Reporting Person revoking the Durable Power of Attorney, which, at the time of revocation, related to 240,370 shares of Common Stock held of record by Mr. Wallace Barnes.

               The loss of voting power caused by the revocation of the Durable Power of Attorney resulted in a substantial reduction in the Reporting Person's interest in the Common Stock. As of the close of business on April 18, 1996, the Reporting Person beneficially owned 216, 764 shares of Common Stock, constituting approximately 3.2% of the 6,758,523 shares of Common Stock issued and outstanding as of April 11, 1997. Because the Reporting Person's beneficial ownership has been reduced to less than 5% of the outstanding Common Stock, the Reporting Person will not be filing any further reports on Schedule 13D until such time (if ever) that his beneficial ownership exceeds the 5% threshold.


                                 (Page 3 of 4 pages)

          Item 7.        Interest in Securities of the Issuer.
          ----------------------------------------------------

               The Reporting Person is filing as exhibits the following documents, which include documents that the Reporting Person indicated in his last report filed on February 18, 1997 would be filed by amendment:

               3.2  Dividend Investment Plan of Barnes Group Inc.

               3.3  Durable Power of Attorney

               3.4 1972 Voting Trust for the Benefit of the Estate of Harry F. Barnes

               3.5  Trust for the Benefit of Jarre Betts

               3.6 Letter from Mr. Wallace Barnes dated April 10, 1997 revoking Durable Power of Attorney.


          SIGNATURES
          ----------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

          Dated:         April 23, 1997
          -----------------------------

          /s/ Thomas O. Barnes
          -----------------------------
          Thomas O. Barnes


                                 (Page 4 of 4 Pages)